METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2025
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

GENERAL

This management's discussion and analysis ("MD&A") for Metalla Royalty & Streaming Ltd. (the "Company" or "Metalla") is intended to help the reader understand the significant factors that have affected Metalla and its subsidiaries performance and such factors that may affect its future performance. This MD&A, which has been prepared as of May 14, 2025, should be read in conjunction with the Company's condensed interim consolidated financial statements for the three months ended March 31, 2025, and the related notes thereto, which have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"), applicable to the preparation of interim financial statements including International Accounting Standard 34 - Interim Financial Reporting. Readers are encouraged to consult the Company's audited annual consolidated financial statements for the year ended December 31, 2024, and the corresponding notes to the financial statements, and the related annual MD&A.

Additional information relevant to the Company is available for viewing on SEDAR+ at www.sedarplus.ca and on the EDGAR section of the SEC website at www.sec.gov.

Management’s Discussion and Analysis Page 2

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2025
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

COMPANY OVERVIEW

Metalla is a precious and base metals royalty and streaming company that is focused on acquiring gold, silver, and copper metal purchase agreements, Net Smelter Return ("NSR") royalties, Gross Value Return ("GVR") royalties, Net Profit Interests ("NPI"), Gross Proceeds ("GP") royalties, Gross Overriding Return ("GOR") royalties, Price Participation ("PP") royalties, Net Proceeds ("NP") royalties, and non-operating interests in mining projects that provide the right to the holder of a percentage of the gross revenue from metals produced from the project or a percentage of the gross revenue from metals produced from the project after deducting specified costs, if any, respectively. The Company's issued and outstanding common shares (the "Common Shares") are listed on the TSX Venture Exchange ("TSX-V") under the symbol "MTA" and on the NYSE American ("NYSE") under the symbol "MTA". The head office and principal address is 501 - 543 Granville Street, Vancouver, British Columbia, Canada.

COMPANY HIGHLIGHTS

Below are key Company highlights for the three months ended March 31, 2025:

  Received or accrued payments on 628 attributable Gold Equivalent Ounces ("GEOs") (three months ended March 31, 2024 - 624) at an average realized price of $2,855 (three months ended March 31, 2024 - $2,069) and an average cash cost of $11 (three months ended March 31, 2024 - $8) per attributable GEO (see Non-IFRS Financial Measures);
  Recognized revenue from royalty and stream interests, including fixed royalty payments, of $1.7 million (three months ended March 31, 2024 - $1.3 million), net loss of $0.7 million (three months ended March 31, 2024 - $1.7 million), and Adjusted EBITDA of $0.9 million (three months ended March 31, 2024  - $0.1 million) (see Non-IFRS Financial Measures);
  Generated operating cash margin of $2,844 (three months ended March 31, 2024 - $2,061) per attributable GEO from the Wharf, Tocantinzinho, Aranzazu, La Encantada, La Guitarra, the New Luika Gold Mine ("NLGM") stream held by Silverback Ltd. ("Silverback"), and other royalty interests (see Non-IFRS Financial Measures); and
  On January 13, 2025, Beedie Capital ("Beedie") elected to convert C$1.5 million of the accrued and unpaid interest under the A&R Loan Facility (as defined below) into Common Shares, which were issued on February 4, 2025. Following the conversion, Beedie owned approximately 10.3% of the Common Shares. Additionally, on January 31, 2025, the Company made a payment of C$2.0 million to Beedie to reduce all Accrued Fees Amount (as defined below) and the Accrued Interest Amount (as defined below) to $Nil as of the payment date;

OUTLOOK

In 2025, the Company expects to receive or accrue payments on 3,500 to 4,500 attributable GEOs(1) for the 2025 fiscal year. Attributable GEOs are expected to be more heavily weighted towards the second half of the year from its royalties currently in production, and as the Endeavor mine is anticipated to commence production.

(1) For the methodology used to calculate attributable GEOs, see Non-IFRS Financial Measures.

Management’s Discussion and Analysis Page 3

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2025
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

PORTFOLIO OF ROYALTIES AND STREAMS

As at the date of this MD&A, the Company owned 100 royalties, streams, and other interests. Six of the royalties and streams are in the production stage, forty-one are in the development stage, and the remainder are in the exploration stage.

Notes:

(1) Au: gold; Ag: silver; Cu: copper; Zn: zinc; and Pb: lead.

(2) Kt: kilotonnes; Mt: million tonnes; g/t: grams per tonne; oz: ounces; Koz: kilo ounces; Moz: million ounces; Mlbs: million pounds; Ktpa: kilotonnes per annum; Mtpa: million tonnes per annum; and tpd: tonnes per day.

(3) A$: Australian Dollar.

(4) See the Company's website at https://www.metallaroyalty.com/ for the complete list and further details.

Production and Sales from Royalties and Streams

The following table summarizes the attributable GEOs sold by the Company's royalty partners:

	Three months ended
	March 31,	March 31,
Attributable GEOs(1) during the period from:	2025	2024
Tocantinzinho	266	-
Wharf	126	173
Aranzazu	164	200
La Guitarra	29	-
La Encantada	17	48
NLGM(2)	26	26
El Realito	-	177
Total attributable GEOs(1)	628	624

(1) For the methodology used to calculate attributable GEOs, see Non-IFRS Financial Measures.

(2) Adjusted for the Company's proportionate share of NLGM held by Silverback.

During the three months ended March 31, 2025, the attributable GEOs were slightly lower than expected from Tocantinzinho, Aranzazu, and Wharf. As outlined in the 'Producing Assets' section below, each of the respective operators of Tocantinzinho, Aranzazu, and Wharf have reiterated their guidance for 2025.

Producing Assets

As at the date of this MD&A, the Company owned an interest in production from the following properties that are in the production stage:

Property	Operator	Location	Metal	Terms
Tocantinzinho	G Mining	Para, Brazil	Au	0.75% GVR
Wharf	Coeur Mining	South Dakota, USA	Au	1.0% GVR
Aranzazu	Aura Minerals Inc.	Mexico	Cu-Au-Ag	1.0% NSR
La Guitarra	Sierra Madre Gold	Mexico State, Mexico	Ag	2.0% NSR(1)
La Encantada	First Majestic Silver	Coahuila, Mexico	Au	100% GVR(2)
New Luika	Saturn Resources	Tanzania	Au, Ag	15% Ag Stream

(1) Subject to partial buy-back and/or exemption.

(2) 100% gross value royalty on gold produced at the La Encantada mine limited to 1.0 Koz annually.

Below are updates during the three months ended March 31, 2025, and subsequent period to certain production stage assets, based on information publicly filed by the applicable project owner:

Management’s Discussion and Analysis Page 4

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2025
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

Tocantinzinho

On May 14, 2025, G Mining Ventures Corp. (“G Mining”) reported 2025 first quarter gold production of 36 Koz and gold sales of 35 Koz.  Productivity during the period was impacted by unusually heavy rainfall reducing mined tonnage. Plant availability was also impacted in the period due to unscheduled downtime for a mill liner replacement, with a new metallic liner system installed in April which is expected to increase plant availability and throughput to nameplate levels. G Mining also reaffirmed their 2025 production guidance of 175 to 200 Koz with 56% of the output concentrated in the second half of the year as higher grade ore becomes accessible deeper in the pit.

On February 20, 2025, G Mining announced an updated Reserve and Resource estimate where infill drilling and integration of grade control data led to an upward revision of the resource estimate, successfully replacing Mineral Reserves. As of year-end 2024, Proven Mineral Reserves totaled 1.06 Moz at 1.23 g/t gold, Probable Mineral Reserves totaled 0.97 Moz at 1.24 g/t gold, Measured Resources totaled 1.07 Moz at 1.21 g/t gold, Indicated Resources totaled 1.11 Moz gold at 1.22 g/t gold,  and Inferred Resources totaled 27 Koz at 1.12 g/t gold. G Mining also stated that in 2025 near-mine exploration of $2 million is planned to test the extension at depth and on the northwest limb of the deposit and a regional exploration budget of $9 million is planned for 2025 to test targets within a 5 km radius with the primary goal to identify additional deposits.

Metalla accrued 266 GEOs from Tocantinzinho for the three months ended March 31, 2025.

Metalla holds a 0.75% GVR royalty on Tocantinzinho.

Wharf

On May 7, 2025, Coeur Mining, Inc. ("Coeur") reported 2025 first quarter production of 20.5 Koz gold. Coeur stated that production was lower than expected for the quarter due to the timing of tons and grades stacked on the heap leach pad during the period, however Coeur reaffirmed its full year guidance for 2025 at Wharf of 90 - 100 Koz gold. Coeur also stated that capital expenditures for the quarter totaled $7 million to materially extend the mine life, and exploration for the quarter totaled $3 million, focused on expansion and infill drilling focused on expanding the mineralized zones at Juno and North Foley and outlining a new zone of mineralization in the Wedge, an undrilled target southeast of North Foley.

On February 18, 2025, Coeur announced that mine optimization initiatives drove Measured and Indicated Resources for gold to more than double and Inferred Resources for gold to more than triple. At year end, Proven and Probable Reserves totaled 757 Koz at 0.81 g/t gold, Measured Resources totaled 175 Koz at 0.53 g/t gold, Indicated Resources totaled 845 Koz at 0.53 g/t gold, and Inferred Resources totaled 470 Koz at 0.56 g/t gold.

Metalla accrued 126 GEOs from Wharf for the three months ended March 31, 2025. The Company’s NSR royalty is based on the value of gold ounces stacked on the heap leach pad which were considerably lower in Q1 2025 compared to Q1 2024.

Metalla holds a 1.0% GVR royalty on the Wharf mine.

Aranzazu

On May 5, 2025, Aura Minerals Inc. ("Aura") highlighted the release of an updated National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") technical report for Aranzazu on April 1, 2025, which confirmed a 10-year mine life and projected average annual production of 28.1 million pounds of copper, 25.2 Koz of gold, and 652 Koz of silver.

Aura also reported first quarter 2025 production from the Aranzazu Mine totaling 20,456 GEOs (as defined by Aura), representing a 10% decrease from Q4 2024. The decline was attributed to mine sequencing, extended maintenance downtime, and lower copper recoveries due to higher clay content in the ore. Aura reaffirmed its 2025 production guidance of 88,000 to 97,000 GEOs (as defined by Aura).

Management’s Discussion and Analysis Page 5

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2025
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

Additionally, Aura announced that exploration during Q1 2025 in the Glory Hole zone confirmed the continuity of the mineralized skarn at depth, with notable intercepts including 0.6% copper, 0.24 g/t gold, and 7 g/t silver over 20 meters, and 0.75% copper, 0.47 g/t gold, and 7 g/t silver over 6.5 meters.

Metalla accrued 164 GEOs from Aranzazu for the three months ended March 31, 2025.

Metalla holds a 1.0% NSR royalty on the Aranzazu mine.

La Guitarra

On April 29, 2025, Sierra Madre Gold & Silver Ltd. ("Sierra Madre") announced the commencement of underground mining at the Coloso mine, located within the Guitarra complex. The Coloso mine is located 4 kilometers from the Guitarra processing plant and was previously mined allowing Sierra Madre to restart operations with minimal pre-production expenditures and seven months ahead of schedule. Sierra Madre noted that the Coloso Mineral Resource grades are 1.7 times higher in silver and 1.2 times higher in gold than the Guitarra vein, which served as the initial mining front at La Guitarra.

On January 9, 2025, Sierra Madre announced full commercial production at the La Guitarra complex commenced effective January 1, 2025. The process plant, underground mine and all aspects of the operation have been running at the current capacity of 500 tonnes per day over the past 90 days.

Metalla accrued 29 GEOs from La Guitarra for the three months ended March 31, 2025.

Metalla holds a 2.0% NSR Royalty on La Guitarra, subject to a 1.0% buyback for $2.0 million. The Company's NSR royalty covers 100% of the Guitarra complex, including the Guitarra, Coloso, and Nazareno mines.

La Encantada

On April 9, 2025, First Majestic Silver Corp. ("First Majestic") reported production of 26 oz of gold from La Encantada in the first quarter of 2025. During the quarter, one underground rig completed 955 meters of drilling on the property.

On February 20, 2025, First Majestic reported in their year-end MD&A they expected to complete an estimated 5,600 meters of drilling in 2025 to develop the Ojuelas and Milagros ore bodies for 2025 production. Other planned initiatives to increase production levels include the use of lead nitrate to increase processing recoveries, increased ore blending options, and supplementing haulage to increase mining rates.

Metalla accrued 17 GEOs from La Encantada for the three months ended March 31, 2025.

Metalla holds a 100% GVR royalty on gold produced at the La Encantada mine limited to 1.0 Koz annually.

Management’s Discussion and Analysis Page 6

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2025
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

Development Stage Assets

As at the date of this MD&A, the Company owned a royalty or stream interest from the following properties that are in the development stage:

Property	Operator	Location	Metal	Terms
Akasaba West	Agnico Eagle Mines	Val d'Or, Quebec	Au, Cu	2.0% NSR(1)
Amalgamated Kirkland	Agnico Eagle Mines	Kirkland Lake, Ontario	Au	0.45% NSR
Aureus East	Aurelius Minerals	Halifax, Nova Scotia	Au	1.0% NSR
Big Springs	Warriedar Resources	Nevada, USA	Au	2.0% NSR(2)
Castle Mountain	Equinox Gold	California, USA	Au	5.0% NSR
Copper World Complex	Hudbay Minerals Inc.	USA	Cu-Mo-Ag	0.315% NSR(3)
COSE	Patagonia Gold	Santa Cruz, Argentina	Au, Ag	1.5% NSR
Côté and Gosselin	IAMGOLD/Sumitomo	Gogama, Ontario	Au	1.35% NSR(3)
Del Toro	First Majestic Silver	Zacatecas, Mexico	Ag, Au	2.0% NSR
Dumont	Dumont Nickel	Canada	Ni-Co	2.0% NSR(1)
El Realito	Agnico Eagle Mines	Sonora, Mexico	Au, Ag	2.0% NSR(1)
Endeavor	Polymetals Resources	NSW, Australia	Zn, Pb, Ag	4.0% NSR
Esperanza	Zacatecas Silver	Morelos, Mexico	Ag	20% Ag Stream(5)
Fifteen Mile Stream ("FMS")	St. Barbara	Halifax, Nova Scotia	Au	1.0% NSR
FMS (Plenty Deposit)	St. Barbara	Halifax, Nova Scotia	Au	3.0% NSR(1)
Fosterville	Agnico Eagle Mines	Victoria, Australia	Au	2.5% GVR
Garrison	STLLR Gold	Kirkland Lake, Ontario	Au	2.0% NSR
Gurupi	G Mining	Maranhao, Brazil	Au	1.0%-2.0% NSR(6)
Hoyle Pond Extension	Discovery Silver	Timmins, Ontario	Au	2.0% NSR(1)
Joaquin	Unico Silver	Santa Cruz, Argentina	Au, Ag	2.0% NSR
Josemaria	Lundin Mining	Argentina	Cu-Au-Ag	0.08% NPI(3)(4)
La Fortuna	Minera Alamos	Durango, Mexico	Au, Ag, Cu	3.5% NSR(7)
La Joya	Silver Dollar	Durango, Mexico	Ag, Cu, Au	2.0% NSR
La Parrilla	Silver Storm Mining	Durango, Mexico	Au, Ag	2.0% NSR
Lama	Barrick Gold Corp	San Juan, Argentina	Au	2.5% GPR(8)
Lama	Barrick Gold Corp	San Juan, Argentina	Cu	0.25% NSR(9)
Lac Pelletier	Emperor Metals	Noranda, Quebec	Au	1.0% NSR
North AK	Agnico Eagle Mines	Kirkland Lake, Ontario	Au	0.45% NSR
NuevaUnión	Newmont and Teck	Atacama, Chile	Au, Cu	2.0% NSR
Plomosas	GR Silver	Sinaloa, Mexico	Ag	2.0% NSR(1)
Saddle North	Newmont Corporation	Canada	Cu-Au-Ag	0.25% NSR(3)
San Luis	Highlander Silver	Peru	Au, Ag	1.0% NSR
San Martin	First Majestic Silver	Jalisco, Mexico	Ag, Au	2.0% NSR
Santa Gertrudis	Agnico Eagle Mines	Sonora, Mexico	Au	2.0% NSR(1)
Taca Taca	First Quantum	Argentina	Cu-Au-Mo	0.42% NSR(1)
Timmins West Extension	Pan American Silver	Timmins, Ontario	Au	1.5% NSR(1)
Twin Metals	Antofagasta PLC	USA	Cu-Ni	2.4% NSR
Vizcachitas	Los Andes Copper	Chile	Cu-Mo	0.98%; 0.49% NSR(10)
Wasamac	Agnico Eagle Mines	Rouyn-Noranda, Quebec	Au	1.5% NSR(1)
West Wall	Anglo/Glencore	Chile	Cu-Au-Mo	1.0% NPR
Zaruma	Pelorus Minerals	Ecuador	Au	1.5% NSR

(1) Subject to partial buy-back and/or exemption.

(2) Subject to fixed royalty payments.

(3) Subject to a right of first refusal to acquire an additional portion of the royalty.

(4) Subject to closing conditions.

(5) Subject to cap on payments.

(6) 1.0% NSR royalty on the first 500 Koz, 2.0% NSR royalty on next 1Moz, and 1.0% NSR royalty thereafter.

(7) 2.5% NSR royalty capped at $4.5 million, 1.0% NSR royalty uncapped.

(8) 2.5% GP royalty on first 5Moz gold, 3.75 GVR royalty thereafter.

(9) 0.25% NSR royalty on all metals except gold and silver, escalates to 3.0% based on cumulative returns from the royalty.

(10) 0.98% NSR royalty on open pit operations and 0.49% NSR royalty on underground operations.

Management’s Discussion and Analysis Page 7

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2025
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

Below are updates during the three months ended March 31, 2025, and subsequent period to certain development stage assets, based on information publicly filed by the applicable project owner:

Endeavor

On April 2, 2025, Polymetals Resources Ltd. ("Polymetals") reported in its March 2025 Quarterly Activities report that the Endeavor mine redevelopment activities are on schedule with wet commissioning of the mill expected in April 2025 and first ore processing and concentrate production expected in May 2025. The first stope blast at the 777 level of the main Endeavor ore body yielded diluted block grades of 180 g/t silver, 6% zinc and 3.8% lead. In addition, near mine drilling continued during the quarter at the Carpark prospect, which is considered by Polymetals to have a high potential to host a southern extension to the Endeavor mineral system.

Metalla holds a 4.0% NSR royalty on lead, zinc and silver produced from Endeavor.

Côté-Gosselin

On May 6, 2025, IAMGOLD Corporation ("IAMGOLD") reported in their first quarter MD&A that approximately 12,000 meters of drilling were completed at the Gosselin deposit during the quarter. The program was focused on increasing confidence in the existing resource and converting a significant portion of Inferred Resources to the Indicated category. IAMGOLD plans to drill a total of 45,000 meters at Gosselin in 2025. In addition, a 20,000-meter infill drill program is expected to commence in the second quarter of 2025 to improve resource confidence in the northeastern extension of the Côté deposit.

IAMGOLD also noted that technical studies are progressing to support ongoing metallurgical testing, as well as mining and infrastructure assessments, to evaluate potential integration of the Gosselin deposit into a future Côté Gold life-of-mine plan.

IAMGOLD also reported gold production at Côté Gold in the first quarter was 73 Koz, as the mine continues to ramp up following the start of production in 2024. Mining activities continue to expand the pit and increase the volume of blasted ore in the pit to provide flexibility in supporting the planned mill feed with reduced handling. Production at Côté Gold in 2025 is expected to be in the 360 – 400 Koz range.

Metalla holds a 1.35% NSR royalty covering less than 10% of the Côté Reserves and Resources estimate in the northeastern portion of the pit design, as well as 100% of the Gosselin Resource estimate.

Taca Taca

On April 24, 2025, First Quantum Minerals Ltd. ("First Quantum") reported in their first quarter MD&A that the Environmental and Social Impact Assessment (ESIA) continues to be reviewed by the Secretariat of Mining of Salta Province. First Quantum is awaiting a consolidated technical report from provincial authorities, following an independent evaluation conducted by SEGEMAR (Argentinian Geological and Mining Service) in the fourth quarter of 2024. First Quantum also stated that it is preparing an update of the Taca Taca's NI 43-101 Technical Report, and plans to submit an application for the RIGI regime, a new incentive regime for large investments created by the Argentine government.

Metalla holds a 0.42% NSR royalty on Taca Taca subject to a buyback based on the amount of Proven Reserves in a feasibility study multiplied by the prevailing market prices of all applicable commodities.

Copper World

On May 12, 2025, Hudbay Minerals Inc. ("Hudbay") announced that in January 2025, they received the final major permit required for the development and operation at Copper World, and since then have commenced a minority joint venture partner process. Hudbay stated that they anticipated any minority joint venture partner would participate in the funding of the definitive feasibility study activities as well as the final project design and construction.  Hudbay also stated that they have commenced the work to support the definitive feasibility and progress the project towards a potential sanction decision in 2026. Copper World is expected to produce 85,000 tonnes of copper per year over an initial 20-year mine life.

Metalla holds a 0.315% NSR royalty on Copper World with the right of first refusal to acquire an additional 0.360% of the NSR royalty.

Management’s Discussion and Analysis Page 8

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2025
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

Fosterville

On April 24, 2025, Agnico Eagle Mines Ltd. ("Agnico") reported that Fosterville produced 43.6 Koz of gold in the first quarter of 2025, higher than planned due to higher grades at Harrier and a change in mining sequence at Phoenix.

On February 13, 2025, Agnico reported it continues to focus on productivity gains and cost control at the mine and the mill to maximize throughput as gold grades continue to decline with the depletion of the Swan zone. During 2024, Fosterville added 543 Koz in the Inferred Resource category mainly from successful drilling at Lower Phoenix and Robbins Hill. A total of 44,500 meters of drilling is expected by Agnico during 2025, focused on the extension of Mineral Reserves and Mineral Resources at Lower Phoenix and Robbins Hill. Agnico has announced that an additional 39,800 meters of drilling will target new geological targets on the land package.

Metalla holds a 2.5% GVR royalty on the northern and southern extensions of the Fosterville mining license and other areas in the land package.

Amalgamated Kirkland and North AK

On February 13, 2025, Agnico announced that Amalgamated Kirkland ("AK") ores will be processed at the LZ5 mill at LaRonde beginning in the fourth quarter of 2025. Production from the AK deposit is forecast to be approximately 10 Koz gold in 2025, and 50 - 60 Koz gold in 2026 and in 2027.

Metalla holds a 0.45% NSR royalty on the Amalgamated Kirkland and North AK properties.

Wasamac

On February 13, 2025, Agnico reported the inaugural declaration of Proven and Probable Mineral Reserves of 1.38 Moz at 2.9 g/t gold, Indicated Resources of 667 Koz at 2.19 g/t gold (exclusive), and Inferred Resources of 312 Koz at 1.65 g/t gold. This is the first declaration of Mineral Reserves by Agnico at Wasamac since its acquisition from Yamana Gold Inc. in 2023.

Agnico reported that it plans to spend $2.3 million to drill 10,000 meters at Wasamac in 2025 and an additional $6.8 million is expected to be spent in 2025 for further technical evaluation to assess various scenarios regarding optimal mining rates and milling strategies.

Metalla holds a 1.5% NSR royalty on the Wasamac project subject to a buyback of 0.5% for C$7.5 million.

Gurupi (formerly CentroGold)

On February 20, 2025, G Mining announced an updated Mineral Resource at Gurupi with Indicated Resources of 1.83 Moz at 1.31 g/t gold and Inferred Resources of 770 Koz at 1.29 g/t gold. The resource estimate is comprised of three deposits, Blanket, Contact and Chega Tudo. G Mining noted that although Blanket and Contact are spatially close, only a few drill holes tested the continuity of grade between the two deposits. A budget of $2-4 million has been allocated to Gurupi in 2025 with exploration efforts to focus on data compilation and interpretation, machine learning-based core relogging, conducting a high-resolution survey, and completing soil sampling to follow up on historic gold showings and newly defined targets.

Metalla holds a 1.0% NSR royalty on the first 500 koz of production, 2.0% NSR royalty on the next 1 Moz, and 1.0% NSR royalty thereafter on Gurupi.

Castle Mountain

On May 7, 2025, Equinox Gold Corp. ("Equinox") reported in their first quarter MD&A that they are continuing to advance engineering and permitting for the Castle Mountain Phase 2 expansion. Equinox reiterated its expectation that the lead agencies will publish a notice of intent in 2025, which would commence the formal permitting review process. Furthermore, a memorandum of understanding ("MOU") has been signed among the project lead agencies to prepare the joint Environmental Impact Statement/Environmental Impact Report ("EIS/ESR"). The EIS/EIR stage of formal environmental analysis is expected to occur throughout 2025 and 2026.

Management’s Discussion and Analysis Page 9

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2025
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

Metalla holds a 5.0% NSR royalty on the South Domes area of the Castle Mountain mine.

West Wall

On January 29, 2025, Glencore plc ("Glencore") reported in their 2024 Mineral Reserves & Mineral Resources report that West Wall's Indicated Mineral Resources grew to 891 Mt at 0.50% copper, 0.04 g/t gold and 0.01% molybdenum. In addition, Inferred Mineral Resources increased to 1,500 Mt at 0.38% copper, 0.03 g/t gold and 0.01% molybdenum. The changes to the West Wall Mineral Resource estimate reflect updated economic assumptions and pit optimization.

Metalla holds a 1.0% net proceeds of production royalty on West Wall.

Joaquin

On April 28, 2025, Unico Silver Ltd. ("Unico") reported that a maiden drill program of 10,000 meters is underway at Joaquin. Drilling is designed to expand mineralization and convert the Foreign Resource Estimate (as defined by Unico) to a maiden JORC compliant resource. First assay results are anticipated during Unico's June quarter 2025.

Metalla holds a 2.0% NSR royalty on Joaquin.

La Parrilla

On May 8, 2025, Silver Storm Mining Ltd. ("Silver Storm") announced it has made excellent progress towards securing a debt and offtake-linked project financing proposals for the restart of operations at La Parrilla.

On February 11, 2025, Silver Storm reported that the Indicated Mineral Resources at La Parrilla grew by 107% to 10.8 Moz AgEq (as defined by Silver Storm) at 280 g/t AgEq and the Inferred Mineral Resources grew by 58% to 16.3 Moz AgEq at 255 g/t AgEq.

Metalla holds a 2.0% NSR royalty on La Parrilla.

Management’s Discussion and Analysis Page 10

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2025
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

Exploration Stage Assets

As at the date of this MD&A, the Company owned a royalty or stream interest in a large portfolio of properties that are in the exploration stage including:

Property	Operator	Location	Metal	Terms
Anglo/Zeke	Nevada Gold Mines	Nevada, USA	Au	0.5% GOR
Bancroft	Transition Metals Corp.	Canada	Ni-Cu-PGM	1.0% NSR
Beaudoin	Galleon Gold	Timmins, Ontario	Au, Ag	0.4% NSR
Big Island	Voyageur Mineral	Flin Flon, Manitoba	Au	2.0% NSR
Bint Property	Glencore	Timmins, Ontario	Au	2.0% NSR
Biricu	Minaurum Gold	Guerrero, Mexico	Au, Ag	2.0% NSR
Black Ridge (Carlin East)	Ridgeline Minerals	Nevada, USA	Au	0.5% NSR(3)
Boulevard	Independence Gold	Dawson Range, Yukon	Au	1.0% NSR
Caldera	Not Applicable	Nevada, USA	Au	1.0% NSR
Camflo Mine	Agnico Eagle Mines	Val d'Or, Quebec	Au	1.0% NSR
Capricho	Solaris/Copper Standard	Peru	Au, Ag	1.0% NSR
Colbert/Anglo	Discovery Silver	Timmins, Ontario	Au	2.0% NSR
Copper King	Pacific Empire Minerals	Canada	Cu-Au	1.0% NSR
DeSantis Mine	Canadian Gold Miner	Timmins, Ontario	Au	1.5% NSR
Detour DNA	Agnico Eagle Mines	Cochrane, Ontario	Au	2.0% NSR
Dundonald	Class 1 Nickel	Canada	Ni	1.25% NSR
Edwards Mine	Alamos Gold	Wawa, Ontario	Au	1.25% NSR
Elephant Head	Canadian Gold Miner	Canada	Au	1.0% NSR(2)
Fenn Gibb South	Mayfair Gold	Timmins, Ontario	Au	1.4% NSR
Fortuity 89	Not Applicable	Nevada, USA	Au	2.0% NSR
Golden Brew	Highway 50 Gold	Nevada, USA	Au	0.5% NSR
Golden Dome	Warriedar Resources	Nevada, USA	Au	2.0% NSR(3)
Goodfish Kirana	Kirkland Gold Discov.	Kirkland Lake, Ontario	Au	1.0% NSR
Green Springs	Orla Mining	Nevada, USA	Au	2.0% NSR
Homathko	Transition Metals Corp.	Canada	Au	1.0% NSR
Janice Lake	Forum Energy	Canada	Cu-Ag	1.0% NSR(2)
Jersey Valley	Not Applicable	Nevada, USA	Au	2.0% NSR
Kings Canyon	Pine Cliff Energy	Utah, USA	Au	2.0% NSR
Kirkland-Hudson	Agnico Eagle Mines	Kirkland Lake, Ontario	Au	2.0% NSR
La Luz	First Majestic	San Luis Potosi, Mexico	Ag	2.0% NSR
Los Patos	Private	Venezuela	Au	1.5% NSR
Los Tambos	Copper Standard	Peru	Au	1.0% NSR
Maude Lake	Transition Metals Corp.	Canada	Ni-Cu-PGM	1.0% NSR
Mirado Mine	Orecap Invest Corp.	Kirkland Lake, Ontario	Au	1.0% NSR(1)
Montclerg	GFG Resources	Timmins, Ontario	Au	1.0% NSR
Northshore West	Newpath Resources Inc.	Thunderbay, Ontario	Au	2.0% NSR
Nub East	Pacific Empire Minerals	Canada	Cu-Au	1.0% NSR
NWT	Pacific Empire Minerals	Canada	Cu-Au	1.0% NSR
Orion	Minera Frisco	Nayarit, Mexico	Au, Ag	2.75% NSR(4)
Pelangio Poirier	Pelangio Exploration	Timmins, Ontario	Au	1.0% NSR
Pine Valley	Nevada Gold Mines	Nevada, USA	Au	3.0% NSR
Pinnacle	Pacific Empire Minerals	Canada	Cu-Au	1.0% NSR
Pucarana	Buenaventura	Peru	Au	1.8% NSR(1)
Puchildiza	Not Applicable	Chile	Au	1.5% NSR
Red Hill	Not Applicable	Nevada, USA	Au	1.5% GOR
Ronda	PTX Metals	Shining Tree, Ontario	Au	2.0% NSR(2)
Saturday Night	Transition Metals Corp.	Canada	Ni-Cu-PGM	1.0% NSR
Sirola Grenfell	Record Resources	Kirkland Lake, Ontario	Au	0.25% NSR
Solomon's Pillar	Private	Greenstone, Ontario	Au	1.0% NSR
Tower Mountain	Thunder Gold Corp.	Thunder Bay, Ontario	Au	2.0% NSR
TVZ Zone	Discovery Silver	Timmins, Ontario	Au	2.0% NSR
West Matachewan	Laurion/Canadian Gold	Canada	Au	1.0% NSR(2)
Wollaston	Transition Metals Corp	Canada	Cu-Ag	1.0% NSR

(1) Option to acquire the underlying and/or additional royalty.

(2) Subject to partial buy-back and/or exemption.

(3) Subject to fixed royalty payments.

(4) Subject to closing conditions.

Management’s Discussion and Analysis Page 11

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2025
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

Below are updates during the three months ended March 31, 2025, and subsequent period to certain exploration stage assets, based on information publicly filed by the applicable project owner:

Edwards Mine

On April 30, 2025, Alamos Gold Inc ("Alamos") reported that 854 meters of drilling was completed in the first quarter at the past producing Cline-Edwards Mines, located approximately seven kilometers northeast of the Island Gold mine. Alamos plans to complete 10,000 meters of surface drilling in 2025 as part of a regional exploration program at the Island Gold district, focused on following up high-grade mineralization intersected at the Cline-Edwards deposits.

Metalla holds a 1.25% NSR royalty on the Edwards Mine.

Dundonald

On March 27, 2025, Class 1 Nickel and Technologies Ltd. reported an updated Mineral Resource estimate for the Dundonald North Nickel deposit. Total Inferred Resources were 42 Mlbs at 0.75% nickel and 2.6 Mlbs at 0.05% copper.

Metalla holds a 1.25% NSR royalty at Dundonald.

Tower Mountain

On January 7, 2025, Thunder Gold Corp. announced the results of the drill program on the P-Target at Tower Mountain. Highlight intercepts include 1.93 g/t gold over 54.2 meters including 3.64 g/t gold over 10.5 meters and 1.77 g/t gold over 25.5 meters including 3.55 g/t gold over 7.6 meters.

Metalla holds a 2.0% NSR royalty on Tower Mountain.

Saturday Night

On February 28, 2025, Transition Metals Corp. reported that drilling confirmed a significant Ni-Cu-PGM mineralized interval near the base of a larger midcontinent rift-style instruction with a highlight intercept of 1.04 g/t PGEs (gold, platinum and palladium) with 0.19% copper over 14 meters.

Metalla holds a 1.0% NSR royalty on Saturday Night.

Management’s Discussion and Analysis Page 12

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2025
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

SUMMARY OF QUARTERLY RESULTS

The following table provides selected financial information for the eight most recently completed financial quarters up to March 31, 2025:

	Three months ended
	March 31,	December 31,	September 30,	June 30,
	2025	2024	2024	2024
Revenue from royalty and stream interests	$1,721	$2,130	$1,622	$875
Net loss	731	1,084	1,169	1,491
Loss per share - basic and diluted	0.01	0.01	0.01	0.02
Weighted average shares outstanding - basic	92,341,558	91,850,425	91,641,647	91,486,913

	Three months ended
	March 31,	December 31,	September 30,	June 30,
	2024	2023	2023	2023
Revenue from royalty and stream interests	$1,255	$1,296	$1,359	$959
Net loss	1,732	1,867	2,127	487
Loss per share - basic and diluted	0.02	0.03	0.04	0.01
Weighted average shares outstanding - basic	91,028,583	65,271,084	52,839,197	52,224,188

Changes in revenues, net income (loss), and cash flows on a quarter-by-quarter basis are affected primarily by changes in production levels and the related commodity prices at producing mines, acquisitions of royalties and streams, as well as the commencement or cessation of mining operations at mines the Company has under royalty and stream agreements.

A summary of material changes impacting the Company's quarterly results are discussed below:

  For the three months ended March 31, 2025, revenue decreased compared to the prior period primarily due to lower amounts from Wharf and Tocantinzinho. Net loss decreased due to lower general and administrative expenses, and lower share-based payments compared to the prior period, offset partially by lower revenues and foreign exchange gains compared to the prior period.
  For the three months ended December 31, 2024, revenue increased compared to the prior period primarily due to the increase in revenue from Tocantinzinho as it ramped up to full production in the period.
  For the three months ended September 30, 2024, revenue increased, and net loss decreased compared to the prior period primarily due to the start of payments from both Tocantinzinho and La Guitarra.
  For the three months ended June 30, 2024, revenue decreased due to lower amounts compared to prior periods from Wharf and El Realito. Net loss decreased due to lower general and administrative expenses, and higher mark-to-market gains on loan liabilities compared to the prior period, offset partially by lower gross profit compared to the prior period.
  For the three months ended March 31, 2024, and December 31, 2023, revenue and net loss remained roughly consistent with the prior period as the primary sources of revenue remained unchanged.
  For the three months ended September 30, 2023, revenue increased compared to the prior period due to higher GEOs delivered from El Realito and La Encantada. Net loss was higher than the previous period as the prior quarter had a gain on sale of mineral claims, offset by higher revenue in the current period.
  For the three months ended June 30, 2023, revenue remained roughly consistent with the prior period as the primary sources of revenue remained unchanged. Net loss was lower than previous periods due to the gain on sale of mineral claims, offset by an impairment charge on the Del Carmen royalty.
Management’s Discussion and Analysis Page 13

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2025
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

RESULTS OF OPERATIONS

Three Months Ended March 31, 2025

The Company's net loss totaled $0.7 million for the three months ended March 31, 2025 ("Q1 2025"), compared with a net loss of $1.7 million for the three months ended March 31, 2024 ("Q1 2024").

Significant items impacting the change in net loss included the following:

  an increase in revenue from $1.3 million in Q1 2024 to $1.7 million in Q1 2025, primarily due to increases in revenue earned in the current period from Tocantinzinho and La Guitarra, offset by the decrease in revenue from El Realito;
  a decrease in depletion on royalty interests from $0.8 million in Q1 2024 to $0.5 million in Q1 2025 primarily due to incurring no depletion from El Realito in the current period, partially offset by the depletion from Tocantinzinho and La Guitarra as they were not being depleted during Q1 2024; and
  a decrease in general and administrative expenses from $1.2 million in Q1 2024 to $0.9 million in Q1 2025, primarily related to some severance costs incurred in Q1 2024 that were not incurred in the current period.

LIQUIDITY AND CAPITAL RESOURCES

The Company considers items included in shareholders' equity and debt as capital. The Company's objective when managing capital is to safeguard the Company's ability to continue as a going concern, so that it can continue to add value for shareholders and benefits for other stakeholders.

The Company's cash balance as at March 31, 2025, was $9.0 million (December 31, 2024 - $9.7 million) and its adjusted working capital was $8.9 million (December 31, 2024 - $11.8 million) (see Non-IFRS Financial Measures). The Company manages its capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets.

The Company believes it will have access to sufficient resources to undertake its current business plan for at least the next twelve months. In order to meet its capital requirements, the Company's primary sources of cash flows are expected to be from the Wharf, Aranzazu, La Encantada, Tocantinzinho, La Guitarra, and Endeavor royalties and streams, drawdowns under the Beedie Loan Facility, and public and/or private placements. The Company may also enter into new debt agreements, or sell non-core assets.

During the three months ended March 31, 2025, cash decreased by $0.7 million. The decrease was due to cash provided by operating activities of $0.6 million, cash provided by investing activities of $0.1 million, and cash used in financing activities of $1.4 million. Exchange rate changes had an impact on cash of less than $0.1 million.

Convertible Loan Facility

In March 2019, the Company entered into a convertible loan facility (the "Loan Facility") with Beedie to fund acquisitions of new royalties and streams which has subsequently been amended from time to time. The Loan Facility bears interest on amounts advanced and a standby fee on funds available. Funds advanced are convertible into Common Shares at Beedie's option, with the conversion price determined at the date of each drawdown or at the conversion date (in the case of the conversion of accrued and unpaid interest). The Loan Facility is secured by certain assets of the Company and each advance can be fully repaid at any time after the 12-month anniversary of the advance.

In August 2022, the Company and Beedie closed a first supplemental loan agreement to amend the Loan Facility by, among other things, extending the maturity date from April 22, 2023, to January 22, 2024, amending the standby fee on funds available to 1.5%, and increasing the facility from C$12.0 million to C$20.0 million. In May 2023, the Company and Beedie closed a second supplemental loan agreement to amend the Loan Facility by, among other things, extending the maturity date to May 10, 2027, increasing the facility from C$20.0 million to C$25.0 million, and increasing the interest rate from 8.0% to 10.0% per annum.

Management’s Discussion and Analysis Page 14

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2025
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

Effective December 1, 2023, Metalla and Beedie entered into an amended and restated convertible Loan Facility agreement to amend and restate the loan facility (the "A&R Loan Facility"). Pursuant to the A&R Loan Facility, the parties agreed to among other things, increase the  A&R Loan Facility from C$25.0 million to C$50.0 million, amend the conversion price of the principal amount outstanding of C$16.4 million (the "Principal Amount") to a conversion price of C$6.00 per share, amend the conversion price of any accrued and unpaid interest (the "Accrued Interest Amount") to a conversion price equal to the market price of the shares of Metalla at the time of conversion, and have any accrued and unpaid fees (the "Accrued Fees Amount") to not be convertible into Common Shares. The A&R Loan Facility also established an 18-month period during which the interest of 10.0% per annum compounded monthly will be added to Accrued Interest Amount, and on June 1, 2025, will revert to a cash interest payment of 10.0% on a monthly basis, and updated the existing security arrangements to include security provided by Nova and certain other subsidiaries of Metalla and Nova for the A&R Loan Facility, along with updated security arrangements at Metalla to reflect developments in our business.

On February 20, 2024, Beedie elected to convert C$1.5 million of the Accrued Interest Amount into Common Shares at a conversion price of C$3.49 per share, being the closing price of the shares of Metalla on the TSX-V on February 20, 2024, for a total of 429,800 Common Shares which were issued on March 19, 2024.

On January 13, 2025, Beedie elected to convert C$1.5 million of the Accrued Interest Amount at a conversion price of C$3.64 per share, being the closing price of the shares of Metalla on the TSX-V on January 13, 2025, for a total of 412,088 Common Shares, which were issued on February 4, 2025. Following the conversion Beedie owned approximately 10.3% of the Common Shares. Additionally, on January 31, 2025, the Company made a payment of C$2.0 million to Beedie to reduce the Accrued Fees Amount and the Accrued Interest Amount to $Nil as of the payment date.

As at March 31, 2025, the Company had C$16.4 million outstanding from the Principal Amount with a conversion price of C$6.00 per share, and had C$30.9 million available under the A&R Loan Facility with the conversion price to be determined on the date of any future advances.

Cash Flows from Operating Activities

During the three months ended March 31, 2025, cash provided by operating activities was $0.6 million and was primarily the result of a net loss of $0.7 million, partially offset by $1.5 million for items not affecting cash, and a $0.2 million decrease in non-cash working capital items. During the three months ended March 31, 2024, cash used in operating activities was $2.3 million and was primarily the result of payment of the current liabilities associated with the acquisition of Nova. The cash used in operating activities was impacted by a net loss of $1.7 million, partially offset by $1.7 million for items not affecting cash, payments received from derivative royalty assets related to the fourth quarter of 2023 of $0.8 million, and a $3.1 million decrease in non-cash working capital items.

Management’s Discussion and Analysis Page 15

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2025
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

Cash Flows from Investing Activities

During the three months ended March 31, 2025, cash provided by the Company's investing activities was $0.1 million and was primarily related to payments of dividends from Silverback. During the three months ended March 31, 2024, cash used in the Company's investing activities was $0.6 million and was primarily related to payments related to the acquisition of royalties and streams.

Cash Flows from Financing Activities

During the three months ended March 31, 2025, cash used in the Company's financing activities was $1.4 million, and was primarily related to payment of interest of $0.8 million and payment of finance charges of $0.6 million. During the three months ended March 31, 2024, cash used by the Company's financing activities was $0.1 million, which was comprised of finance charges paid in the period.

Outstanding Share Data

As at the date of this MD&A the Company had the following:

  92,524,776 Common Shares issued and outstanding;
  3,454,457 stock options outstanding with a weighted average exercise price of C$6.23; and
  1,387,198 unvested restricted share units.

Dividends

The Company's long-term goal is to pay out dividends with a target rate of up to 50% of the annualized operating cash flow of the Company, however, the timing and amount of the payment of a dividend is determined by the Board of Directors by taking into account many factors, including (but not limited to), an increase and stabilization in operating cash flows, and the potential capital requirements related to acquisitions. Going forward, the Board of Directors of the Company will continually assess the Company's business requirements and projected cash flows to make a determination on whether to pay dividends in respect of a particular quarter during its financial year.

Use of Proceeds from Prior Financings

During the year ended December 31, 2024, the Company raised $0.7 million in net proceeds through a private placement, to a newly hired executive, for general working capital purposes. During the year ended December 31, 2023, the Company raised $4.1 million in net proceeds through At-The-Market equity programs to finance the purchase of streams and royalties and for general working capital purposes. The Company also raised $11.1 million through a private placement completed on October 23, 2023, for the acquisition of royalties and streams, Nova transaction expenses, and general and administrative expenses of the combined company following completion of the Nova transaction. To date, there has been no variance to the use of proceeds previously announced for those financing activities.

Requirement for Additional Financing

Management believes that the Company's current operational requirements and capital investments can be funded from existing cash, cash generated from operations, and funds available under the A&R Loan Facility. If future circumstances dictate an increased cash requirement and the Company elects not to delay, limit, or eliminate some of its plans, the Company may raise additional funds through debt financing, the sale of non-core assets, the issuance of hybrid debt-equity securities, or additional equity securities. The Company has relied on equity financings and loans for its acquisitions, capital expansions, and operations. Capital markets may not be receptive to offerings of new equity from treasury or debt, whether by way of private placements or public offerings. The Company's growth and success may be dependent on external sources of financing which may not be available on acceptable terms.

Management’s Discussion and Analysis Page 16

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2025
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

TRANSACTIONS WITH RELATED PARTIES

The aggregate value of transactions and outstanding balances relating to key management personnel were as follows:

Key management compensation for the Company consists of remuneration paid to management (which includes Brett Heath, the Chief Executive Officer, Jason Cho, the President, and Saurabh Handa, the Chief Financial Officer) for services rendered and compensation for members of the Board of Directors (which includes Lawrence Roulston, Alexander Molyneux, James Beeby, Amanda Johnston, and Chris Beer in their capacity as directors of the Company).

The aggregate value of transactions relating to key management were as follows:

	Three months ended
	March 31,	March 31,
	2025	2024
Salaries and fees	$323	$222
Share-based payments	447	473
Total related party expenses	$770	$695

As at March 31, 2025, the Company had $Nil due to directors and management related to remuneration and expense reimbursements, which have been included in accounts payable and accrued liabilities. As at March 31, 2025, the Company had $Nil due from directors and management.

OFF-BALANCE SHEET ARRANGEMENTS

As of the date of this MD&A, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.

PROPOSED TRANSACTIONS

While the Company continues to pursue further transactions, there are no binding transactions of a material nature that have not already been disclosed publicly.

Management’s Discussion and Analysis Page 17

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2025
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

COMMITMENTS

Contractual Commitments

As at March 31, 2025, the Company had the following contractual commitments:

	Less than	1 to	Over
	1 year	3 years	3 years	Total
Trade and other payables	$312	$-	$-	$312
Loans payable principal and interest payments(1)	1,301	13,412	-	14,713
Payments related to acquisition of royalties and streams(2)	2,500	-	-	2,500
Total commitments	$4,113	$13,412	$-	$17,525

(1) Payments required to be made on the A&R Loan Facility based on the closing balance as at March 31, 2025, and assuming no conversion until maturity date.

(2) Payment required for the royalty on the Lama project of $2.5 million, payable in cash or Common Shares within 90 days upon the earlier of a 2 Moz gold Mineral Reserve estimate on the royalty area or March 9, 2026.

Contingent Commitments

In addition to the contractual commitments above, the Company could in the future have commitments payable in cash and/or shares related to the acquisition of royalty and stream interests. However, these payments are subject to certain triggers or milestone conditions that had not been met as of March 31, 2025.

As at March 31, 2025, the Company had the following contingent commitments:

  the Company is obligated to make additional potential payments in connection with its acquisition of its royalty on the Gurupi project of $7.0 million payable in Common Shares upon receipt of all project licenses, the lifting or extinguishment of the injunction imposed on the Gurupi project with no pending appeals and, if necessary, the completion of any and all community relocations, and $4.0 million in cash upon the achievement of commercial production at the project;
  the Company is obligated to make additional potential payments in connection with its acquisition of its royalty on the NuevaUnión copper-gold project of $2.0 million in cash and $2.0 million in Common Shares upon achievement of commercial production at the La Fortuna deposit in Chile;
  the Company is obligated to make additional potential payments in connection with its acquisition of its royalty on the Hoyle Pond Extension property, the Timmins West Extension property, and the DeSantis Mine property totalling C$5.0 million in cash and Common Shares upon achievement of various production milestones; and
  The Company is obligated to make additional potential payments in connection with its acquisition of its royalty on Vizcachitas of $4.5 million payable in Common Shares upon the first to occur of: (i) Los Andes Copper or its successors or assign makes a fully-financed construction decision on the Vizcachitas project; (ii) Los Andes Copper or its successor or assign enters into an earn-in transaction with respect to the Vizcachitas project or for Los Andes Copper itself, with a third party, for a minimum interest of 51%; or (iii) Los Andes Copper or its successor or assign sells the Vizcachitas project or  Los Andes Copper to an arms' length third party.
Management’s Discussion and Analysis Page 18

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2025
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

FINANCIAL INSTRUMENTS

Classification

The Company classified its financial instruments as follows:

	As at
	March 31,	December 31,
	2025	2024
Financial assets
Amortized cost:
Cash and cash equivalents	$8,974	$9,717
Royalty and stream receivables	1,557	2,253
Other receivables	216	263
Fair value through profit or loss:
Marketable securities	347	305
Total financial assets	$11,094	$12,538

Financial liabilities
Amortized cost:
Trade and other payables	$312	$1,188
Loans payable	10,607	12,625
Acquisition payable	2,285	2,233
Fair value through profit or loss:
Derivative loan liabilities	99	68
Total financial liabilities	$13,303	$16,114

The Company's activities expose it to financial risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth and shareholder returns. The principal financial risks to which the Company is exposed are credit risk, liquidity risk, and currency risk. The Board of Directors has overall responsibility for the establishment and oversight of the Company's risk management framework and reviews the Company's policies on an ongoing basis.

Fair Value

Financial instruments recorded at fair value on the consolidated statement of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

a) Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;

b) Level 2 - Inputs other than quoted prices that are observable for assets or liabilities, either directly or indirectly; and

c) Level 3 - Inputs for assets and liabilities that are not based on observable market data.

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist. A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value.

Cash, accounts receivables (royalty and stream receivables, and other receivables), and accounts payable (trade and other payables), are carried at amortized cost. Their carrying value approximated their fair value because of the short-term nature of these instruments or because they reflect amounts that are receivable to the Company without further adjustments. Marketable securities are carried at fair value and are classified within Level 1 of the fair value hierarchy.

Management’s Discussion and Analysis Page 19

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2025
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

Loans payable and acquisition payables are carried at amortized cost. The fair values of the Company's loans payable are approximated by their carrying values as the interest rates are comparable to market interest rates. The derivative loan liabilities are carried at fair value, and were valued using a Black-Scholes option pricing model and a swaption model with inputs that are not observable (See Note 6 of the Company's condensed interim consolidated financial statements for the three months ended March 31, 2025). Therefore, the derivative loan liabilities were classified within Level 3 of the fair value hierarchy.

Credit Risk

Credit risk arises from cash deposits, as well as credit exposures to counterparties of outstanding receivables and committed transactions. There is no significant concentration of credit risk other than cash deposits. The Company's cash deposits are primarily held with a Canadian chartered bank. Receivables include goods and service tax refunds due from the Canadian federal government. The carrying amount of financial assets recorded in the financial statements represents the Company's maximum exposure to credit risk. The Company believes it is not exposed to significant credit risk and overall, the Company's credit risk has not declined significantly from the prior year.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by continuing to monitor forecasted and actual cash flows. The Company has in place a planning and budgeting process to help determine the funds required to support the Company's normal operating requirements on an ongoing basis and its development plans. The Company strives to maintain sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from royalty interests, its holdings of cash, and its committed liabilities. The maturities of the Company's loan liabilities are disclosed in Note 6 of the Company's condensed interim consolidated financial statements for the three months ended March 31, 2025. All current liabilities with the exception of the A&R Loan Facility are settled within one year, the A&R Loan Facility has been disclosed as a current liability upon the adoption of IAS 1, however any settlement of the liability within the next twelve months would be upon conversion into Common Shares and is not expected to be settled in cash.

Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company primarily operates in Canada, Australia, Argentina, Mexico, and the United States and incurs expenditures in currencies other than United States dollars. Thereby, the Company is exposed to foreign exchange risk arising from currency exposure. The Company has not hedged its exposure to currency fluctuations. Based on the above net exposure, as at March 31, 2025, and assuming that all other variables remain constant, a 1% depreciation or appreciation of the United States dollar against the Canadian dollar, Australian dollar, Argentinian peso, and Mexican peso would result in an increase/decrease in the Company's pre-tax income or loss of approximately $0.1 million.

Management’s Discussion and Analysis Page 20

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2025
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

NON-IFRS FINANCIAL MEASURES

The Company has included, in this document, certain performance measures, including (a) attributable GEOs, (b) average cash cost per attributable GEO, (c) average realized price per attributable GEO, (d) operating cash margin per attributable GEO, which is based on the two preceding measures, (e) Adjusted EBITDA, and (f) adjusted working capital. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently.

Attributable Gold Equivalent Ounces (GEOs)

Attributable GEOs are composed of gold ounces attributable to the Company, calculated by taking the revenue earned by the Company in the period from payable gold, silver, copper and other metal ounces attributable to the Company divided by the average London fix price of gold for the relevant period. In prior periods the GEOs included an amount calculated by taking the cash received or accrued by the Company in the period from the derivative royalty asset divided by the average London fix gold price for the relevant period.

The Company presents attributable GEOs as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming and royalty companies in the precious metals mining industry who present results on a similar basis.

Average Cash Cost Per Attributable GEO

Average cash cost per attributable GEO is calculated by dividing the Company's total cash cost of sales, excluding depletion by the number of attributable GEOs. The Company presents average cash cost per attributable GEO as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming and royalty companies in the precious metals mining industry who present results on a similar basis.

The Company's average cash cost per attributable GEO was:

	Three months ended
	March 31,	March 31,
	2025	2024
Cost of sales for NLGM(1)	$7	$5
Total cash cost of sales	7	5
Total attributable GEOs	628	624
Average cash cost per attributable GEO	$11	$8

(1) Adjusted for the Company's proportionate share of NLGM held by Silverback.

Average Realized Price and Operating Cash Margin Per attributable GEO

Average realized price per attributable GEO is calculated by dividing the Company's revenue, excluding any revenue earned from fixed royalty payments, and including cash received or accrued in the period from derivative royalty assets, by the number of attributable GEOs.

The Company presents average realized price per attributable GEO as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming and royalty companies in the precious metals mining industry that present results on a similar basis.

Management’s Discussion and Analysis Page 21

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2025
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

The Company's average realized price per attributable GEO was:

	Three months ended
	March 31,	March 31,
	2025	2024
Royalty revenue (excluding fixed royalty payments)	$1,719	$1,238
Revenue from NLGM(1)	74	54
Sales from stream and royalty interests	1,793	1,292
Total attributable GEOs sold	628	624
Average realized price per attributable GEO	$2,855	$2,069

Operating cash margin per attributable GEO(2)	$2,844	$2,061

(1) Adjusted for the Company's proportionate share of NLGM held by Silverback.

(2) Operating cash margin per attributable GEO is calculated by subtracting from the average realized price per attributable GEO, the average cash cost per attributable GEO.

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure which excludes from net income taxes, finance costs, depletion, impairment charges, foreign currency gains/losses, share based payments, and non-recurring items. Management uses Adjusted EBITDA to evaluate the Company's operating performance, to plan and forecast its operations, and assess leverage levels and liquidity measures. The Company presents Adjusted EBITDA as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming and royalty companies in the precious metals mining industry who present results on a similar basis. However, Adjusted EBITDA does not represent, and should not be considered an alternative to net income (loss) or cash flow provided by operating activities as determined under IFRS. The Company's Adjusted EBITDA was:

	Three months ended
	March 31,	March 31,
	2025	2024
Net loss	$(731)	$(1,732)
Adjusted for:
Interest expense	448	504
Finance charges	80	85
Income tax provision	25	10
Depletion	497	763
Foreign exchange loss (gain)	1	(101)
Share-based payments (1)	546	549
Adjusted EBITDA	$866	$78

(1) Includes stock options and restricted share units.

Adjusted Working Capital

Adjusted working capital is calculated by taking the Company's current assets less its current liabilities, excluding the convertible loan facility. The Company presents working capital, adjusted for the convertible loan facility, as the classification of the convertible loan facility as a current liability is driven by changes in classification requirements under IFRS and not because the Company expects that liability to be settled in cash within the next twelve months. The Company believes that the exclusion of the convertible loan facility from adjusted working capital gives a more accurate picture of the liquidity of the Company. Adjusted working capital is not a standardized financial measure under IFRS and therefore may not be comparable to similar measures presented by other companies.

Management’s Discussion and Analysis Page 22

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2025
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

The Company's adjusted working capital was:

	As at
	March 31,	December 31,
	2025	2024
Total current assets	$11,505	$12,956
Less:
Total current liabilities	(13,303)	(13,881)
Working capital	(1,798)	(925)
Adjusted for:
Convertible loan facility	10,706	12,693
Adjusted working capital	$8,908	$11,768

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of consolidated financial statements in conformance with IFRS requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. The Company's material accounting policies and estimates are disclosed in Note 2 of the Company's consolidated financial statements for the year ended December 31, 2024.

DISCLOSURE CONTROLS AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Disclosure Controls and Procedures

The Company's Disclosure Controls and Procedures ("DCP") are designed to ensure that information required to be disclosed in reports filed or submitted by the Company under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms and include, without limitation, controls and procedures designed to ensure that information required to be disclosed in reports filed or submitted by the Company under the Exchange Act is accumulated and communicated to management, including the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), as appropriate to allow timely decisions regarding required disclosure.

The Company's management, with the participation of the CEO and CFO, has evaluated the effectiveness of the design and operation of the Company's DCP as defined under the Exchange Act, as at March 31, 2025. Based upon the results of that evaluation, the CEO and CFO have concluded that, as at March 31, 2025, the Company's disclosure controls and procedures were effective.

Management’s Discussion and Analysis Page 23

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2025
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

Internal Control Over Financial Reporting

Management of the Company, with participation of the CEO and CFO, is responsible for establishing and maintaining adequate Internal Control over Financial Reporting ("ICFR"). Management has used the framework in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") to evaluate the effectiveness of the Company's internal control over financial reporting.

The Company's ICFR is designed to provide reasonable assurance regarding the reliability of the Company's financial reporting for external purposes in accordance with IFRS as issued by the IASB. The Company's ICFR includes:

  maintaining records, that in reasonable detail, accurately and fairly reflect our transactions and dispositions of the assets of the Company;
  providing reasonable assurance that transactions are recorded as necessary for preparation of the consolidated financial statements in accordance with IFRS as issued by the IASB;
  providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and
  providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on the Company's consolidated financial statements would be prevented or detected on a timely basis.

The Company's ICFR may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company's policies and procedures.

Changes in ICFR

There has been no change in our internal control over financial reporting during the three months ended March 31, 2025, which has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Limitations of Controls and Procedures

The Company's management, including the CEO and CFO, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Management’s Discussion and Analysis Page 24

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2025
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

RISK FACTORS

The Company's ability to generate revenues and profits from its natural resource properties is subject to a number of risks and uncertainties. For a full discussion on the risk factors affecting the Company, please refer to the Company's Annual Information Form dated March 26, 2025, which is available on www.sedarplus.ca.

QUALIFIED PERSONS

The technical information contained in this MD&A has been reviewed and approved by Charles Beaudry, geologist M.Sc., member of the Association of Professional Geoscientists of Ontario and of the Ordre des Géologues du Québec. Mr. Beaudry is a Qualified Person as defined in NI 43-101.

TECHNICAL AND THIRD-PARTY INFORMATION

Metalla has limited, if any, information on or access to the properties on which Metalla (or any of its subsidiaries) holds a royalty, stream or other interest and has no input into exploration, development or mining plans, decisions or activities on any such properties. Metalla is dependent on (i) the operators of the mines or properties and their qualified persons to provide technical or other information to Metalla, or (ii) publicly available information to prepare disclosure pertaining to properties and operations on the mines or properties on which Metalla holds a royalty, stream or other interest, and generally has limited or no ability to independently verify such information. Although Metalla does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate. Some information publicly reported by operators may relate to a larger property than the area covered by Metalla's royalty, stream or other interests. Metalla's royalty, stream or other interests can cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, resources and production of a property.

Unless otherwise indicated, the technical and scientific disclosure contained or referenced in this MD&A, including any references to Mineral Resources or Mineral Reserves, was prepared in accordance with Canadian NI 43-101, which differs significantly from the requirements of the U.S. Securities and Exchange Commission (the "SEC") applicable to U.S. domestic issuers. Accordingly, the scientific and technical information contained or referenced in this MD&A may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

"Inferred Mineral Resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Historical results or feasibility models presented herein are not guarantees or expectations of future performance.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This MD&A contains "forward-looking information" and "forward-looking statements" (collectively. "forward-looking statements") within the meaning of applicable securities legislation. The forward-looking statements herein are made as of the date of this MD&A only and the Company does not intend to and does not assume any obligation to update updated forward-looking information, except as required by applicable law. For this reason and the reasons set forth below, investors should not place undue reliance on forward looking statements.

All statements included herein that address events or developments that we expect to occur in the future are forward-looking statements. Generally forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budgets", "scheduled", "estimates", "forecasts", "predicts", "projects", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved.

Management’s Discussion and Analysis Page 25

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2025
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

Forward-looking statements in this MD&A include, but are not limited to, statements regarding:

  future events or future performance of Metalla;
  the completion of the Company's royalty purchase transactions;
  the Company's plans and objectives;
  the Company's future financial and operational performance;
  expectations regarding stream and royalty interests owned by the Company;
  the satisfaction of future payment obligations, contractual commitments and contingent commitments by Metalla;
  the future achievement of any milestones in respect of the payment or satisfaction of contingent consideration by Metalla;
  the future availability of funds, including drawdowns pursuant to the A&R Loan Facility;
  the effective interest rate of drawdowns under the A&R Loan Facility and the life expectancy thereof;
  the future conversion of funds drawn down by Metalla under the A&R Loan Facility;
  the amount that Metalla has to pay under the A&R Loan Facility and the applicable exchange rate;
  the completion by property owners of announced drilling programs, capital expenditures, and other planned activities in relation to properties on which the Company and its subsidiaries hold a royalty or streaming interest and the expected timing thereof;
  production and life of mine estimates or forecasts at the properties on which the Company and its subsidiaries hold a royalty or streaming interest;
  future disclosure by property owners and the expected timing thereof;
  the completion by property owners of announced capital expenditure programs;
  the Company undertaking any offering of securities under its base shelf prospectus and corresponding registration statement;
  the expected increase in plant availability and throughput at Tocantinzinho to nameplate levels;
  the expected 2025 gold production guidance at Tocantinzinho and the expected timing thereof;
  the accessibility to higher grades at Tocantinzinho as the pit gets deeper;
  the near-mine exploration program planned for 2025 at Tocantinzinho, its costs and purpose;
  the regional exploration budget for 2025 at Tocantinzinho, its purpose and goals;
  the expected 2025 production guidance at Wharf;
  the expected mine life and average annual production at Aranzazu;
  the expected 2025 production guidance at Aranzazu;
  the expected drilling at La Encantada in 2025;
  the planned initiatives at La Encantada to increase production levels;
  the redevelopment activities at Endeavor, including wet commissioning of the mill and first ore processing and concentrate production, and the anticipated timing thereof;
  the Carpark prospect’s potential to host a southern extension to the Endeavor mineral system;
  the 2025 planned drilling programs at Gosselin and Côté;
  the technical studies regarding the potential inclusion of the Gosselin deposit into a future Côté Gold life-of-mine plan;
  the expected ramp up and expected 2025 production at Côté Gold;
  the review of the ESIA for Taca Taca by the Secretariat of Mining of Salta Province;
  First Quantum’s wait for a consolidated technical report from provincial authorities for Taca Taca;
  the update to Taca Taca’s NI 43-101 Technical Report;
  the plans to submit an application for the RIGI regime for Taca Taca;
  the completion of a definitive feasibility study for Copper World and the timing thereof;
  the commencement of a minority joint venture partner process for Copper World, and the timing thereof;
  the sanctioning of Copper World and the timing thereof;
  the expected production of Copper World and anticipated mine life;
  the expected drilling in Fosterville, its goals, targets and the timing thereof;
  the processing of AK ores at the LZ5 mil at La Ronde and the timing thereof;
  the expected production at AK in 2025, 2026 and 2027;
  the planned drilling program at Wasamac and the anticipated expenses and timing thereof;
Management’s Discussion and Analysis Page 26

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2025
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

  the further technical evaluation at Wasamac and the anticipated expenses and timing thereof;
  the budget allocated to Gurupi in 2025;
  the focus of the exploration efforts at Gurupi in 2025;
  the advancement of engineering and permitting for the Castle Mountain Phase 2 expansion;
  the receipt of a notice of intent in connection with the mine permitting for Castle Mountain, the commencement of the formal permitting review and the anticipated timing thereof;
  the EIS/EIR stage of formal environmental analysis for Castle Mountain and the timing thereof;
  the maiden drill program at Joaquin, the goal of the program, and the timing of the first assay results;
  the securing of a debt and offtake-linked project financing proposals for the restart of operations at La Parrilla;
  the planned drilling program at Edwards Mine in 2025 and the focus thereof;
  that the interest in the A&R Loan Facility will revert to a cash interest payment and the timing thereof;
  the amount and timing of the attributable GEOs expected by the Company in 2025;
  the availability of cash flows from the Wharf, Aranzazu, Tocantinzinho, La Guitarra, Endeavor, and La Encantada royalties and streams;
  royalty payments to be paid to Metalla by property owners or operators of mining projects pursuant to each royalty interest;
  the future outlook of Metalla and the mineral reserves and resource estimates for the properties with respect to which the Metalla has or proposes to acquire an interest;
  future gold, silver and copper prices;
  other potential developments relating to, or achievements by, the counterparties for the Company’s stream and royalty agreements, and with respect to the mines and other properties in which the Company has, or may acquire, a stream or royalty interest;
  costs and other financial or economic measures;
  prospective transactions;
  growth and achievements;
  financing and adequacy of capital;
  future payment of dividends;
  future public and/or private placements of equity, debt or hybrids thereof; and
  the Company’s ability to fund its current operational requirements and capital projects.

Such forward-looking statements reflect management's current beliefs and assumptions and are based on information currently available to management.

Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. A number of factors could cause actual events or results to differ materially from any forward-looking statements, including, without limitation:

  risks related to commodity price fluctuations;
  the absence of control over mining operations from which Metalla will purchase precious metals pursuant to gold streams, silver streams and other agreements or from which it will receive royalty payments pursuant to net smelter returns, gross overriding royalties, gross value royalties and other royalty agreements or interests and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined;
  risks related to exchange rate fluctuations;
  that payments in respect of streams and royalties may be delayed or may never be made;
  risks related to Metalla's reliance on public disclosure and other information regarding the mines or projects underlying its streams and royalties;
  that some royalties or streams may be subject to confidentiality arrangements that limit or prohibit disclosure regarding those royalties and streams;
  business opportunities that become available to, or are pursued by, Metalla;
  that Metalla's cash flow is dependent on the activities of others;
Management’s Discussion and Analysis Page 27

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2025
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

  that Metalla has had negative cash flow from operating activities in the past;
  that some royalty and stream interests are subject to rights of other interest-holders;
  that Metalla's royalties and streams may have unknown defects;
  risks related to Metalla's two material assets, the Côté property and the Taca Taca property;
  risks related to general business and economic conditions;
  risks related to global financial conditions;
  risks related to geopolitical events and other uncertainties, such as the conflict in the Middle East and Ukraine;
  risks related to epidemics, pandemics or other public health crises, including the novel coronavirus global health pandemic, and the spread of other viruses or pathogens, and the potential impact thereof on Metalla's business, operations and financial condition;
  that Metalla is dependent on its key personnel;
  risks related to Metalla's financial controls;
  dividend policy and future payment of dividends;
  competition among mineral royalty companies and other participants in the global mining industry;
  that project operators may not respect contractual obligations;
  that Metalla's royalties and streams may be unenforceable;
  risks related to potential conflicts of interest of Metalla's directors and officers;
  that Metalla may not be able to obtain adequate financing in the future;
  risks related to Metalla's current credit facility and financing agreements;
  litigation;
  title, permit or license disputes related to interests on any of the properties in which Metalla holds, or may acquire, a royalty, stream or other interest;
  interpretation by government entities of tax laws or the implementation of new tax laws;
  changes in tax laws impacting Metalla;
  risks related to anti-bribery and anti-corruption laws;
  credit and liquidity risk;
  risks related to Metalla's information systems and cyber security;
  risks posed by activist shareholders;
  that Metalla may suffer reputational damage in the ordinary course of business;
  risks related to acquiring, investing in or developing resource projects;
  risks applicable to owners and operators of properties in which Metalla holds an interest;
  exploration, development and operating risks;
  risks related to climate change; environmental risks;
  that the exploration and development activities related to mine operations are subject to extensive laws and regulations;
  that the operation of a mine or project is subject to the receipt and maintenance of permits from governmental authorities;
  risks associated with the acquisition and maintenance of mining infrastructure;
  that Metalla's success is dependent on the efforts of operators' employees;
  risks related to mineral resource and mineral reserve estimates;
  that mining depletion may not be replaced by the discovery of new mineral reserves;
  that operators' mining operations are subject to risks that may not be insured against;
  risks related to land title;
  risks related to international operations;
  risks related to operating in countries with developing economies;
  risks related to the construction, development and expansion of mines or projects;
  risks associated with operating in areas that are presently, or were formerly, inhabited or used by indigenous peoples;
  that Metalla is required, in certain jurisdictions, to allow individuals from that jurisdiction to hold nominal interests in Metalla's subsidiaries in that jurisdiction;
  the volatility of the stock market;
  that existing securityholders may be diluted;
  risks related to Metalla's public disclosure obligations;
  risks associated with future sales or issuances of debt or equity securities;
Management’s Discussion and Analysis Page 28

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2025
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

  risks associated with the A&R Loan Facility;
  that there can be no assurance that an active trading market for Metalla's securities will be sustained;
  risks related to the enforcement of civil judgments against Metalla;
  risks relating to Metalla potentially being a passive "foreign investment company" within the meaning of U.S. federal tax laws; and
  other factors identified and as described in more detail under the heading "Risk Factors" contained in this MD&A, and in the Company's Annual Information Form and Form 40-F Annual Report filed with regulators in Canada at www.sedarplus.ca and the SEC at www.sec.gov.

Although Metalla has attempted to identify important factors that could cause actual actions, events or results to differ materially from those contained in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Investors are cautioned that forward-looking statements are not guarantees of future performance. The Company cannot assure investors that actual results will be consistent with these forward-looking statements. Accordingly, investors should not place undue reliance on forward-looking statements or information.

This MD&A contains future-orientated information and financial outlook information (collectively, "FOFI") about the Company's revenues from royalties, streams and other projects which are subject to the same assumptions, risk factors, limitations and qualifications set forth in the above paragraphs. FOFI contained in this MD&A was made as of the date of this MD&A and was provided for the purpose of providing further information about the Company's anticipated business operations. Metalla disclaims any intention or obligation to update or revise any FOFI contained in this MD&A, whether as a result of new information, future events or otherwise, unless required pursuant to applicable law. FOFI contained in this MD&A should not be used for the purposes other than for which it is disclosed herein.

Management’s Discussion and Analysis Page 29